Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Plan Administrator
The PepsiCo Savings Plan:
We consent to the incorporation by reference in the registration statements (No. 333-165106, No. 333-89265, No. 333-76196 and No. 333-150867) on Form S-8 of PepsiCo, Inc. of our report dated June 24, 2016, with respect to the Statements of Net Assets Available for Benefits of The PepsiCo Savings Plan as of December 31, 2015 and 2014, the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2015, and the related supplemental Schedule H, line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2015, and Schedule H, line 4i - Schedule of Assets (held at end of year) as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 11-K of The PepsiCo Savings Plan.

/s/ KPMG LLP

New York, New York
June 24, 2016